JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500



March 21, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:  JNL Series Trust
     File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

Today's filing for the above registrant, pursuant to Rule 485(b)(1)(iii) under the Securities Act of 1933, is to designate a new effective date, March 31, 2008, for Post Effective Amendment No. 58.

If you have any  questions,  please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.